January 28, 2026

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, NV 89117

       Re: Privacy & Value Inc.
           Form 10-K for the year ended July 31, 2025
           File No. 333-256885
Dear Daniel Okelo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended July 31, 2025
Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend to provide an audit opinion for the most recent two fiscal years, as presented in your financial statements. In this regard, the current opinion does not opine on the financial statements for the fiscal year ended July 31, 2024. Refer to Item 8-02 of
       Regulation S-X.
Notes to the Audited Financial Statements
Note 3. Summary of Significant Accounting Policies
Recently Adopted and Recently Enacted Accounting Pronouncements, page F-9

2. Please revise to discuss the potential effects of adopting recently issued accounting standards. In this regard, we note your current disclosure addresses accounting standards that were already effective for prior fiscal years from 2018 through 2020, but you state you are still currently evaluating the impact of the guidance. Refer to SAB Topic 11.M.
 January 28, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Greg Yanke